Exhibit 1.03

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Investor Relations	Media Relations

Monish Bahl CDC Corporation 678-259-8510 monishbahl@cdcsoftware.com	Jen Buchhalter Articulate Communications Inc. 617.451.7788, ext. 16 jbuchhalter@articulatepr.com

Shanghai Rainbow Color Plastics To Implement CDC Software’s Ross Enterprise

Leading Manufacturer of Colored Resins, Compounding and Color Concentrate in China Selects Ross Enterprise to Improve Production Planning and Inventory Management

ATLANTA – April, 10, 2007 CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a global provider of industry-specific enterprise software applications and consulting services, announced today that China-based Shanghai Rainbow Color Plastics Co., Ltd. has chosen the Ross Enterprise suite of software applications to improve production planning, inventory management and customer service levels.

Shanghai Rainbow Color chose the Ross Enterprise applications for their integrated solution design and proven capabilities with similar chemicals manufacturers. CDC Software’s robust implementation experience in the chemical industry and its strong local support team in China were also deciding factors.

Using the Ross Enterprise applications, Shanghai Color Rainbow will have improved visibility and management of its inventory and will improve its production planning process. Customer service levels are ultimately targeted for improvement as Shanghai Color Rainbow will be better enabled to say yes to more customer orders with the confidence in their ability to deliver and fully address or exceed each customer’s expectations.

“In our search for an ERP solution, we established two important requirements – first, we sought a software vendor with deep knowledge and proven track record of success in the chemicals industries, and secondly, a production planning and management system designed for companies like ours,” said Zhu Shengwen, vice general manager, Shanghai Rainbow Color Plastics. The CDC Software team and their Ross Enterprise solutions met both of our critical requirements.”

“At CDC Software, we are committed to understanding the critical needs of the industries we serve and providing the integrated business systems that address those needs,” said Ian Whitehouse, managing director, CDC Software, Asia. “In the specialty chemicals industry, the success we’ve seen in the early stages at Shanghai Rainbow Color is a great example of a multi-national company that is using our systems to automate many existing processes and find opportunities for improved efficiency and customer service.”

Shanghai Rainbow Color Plastics, founded in 1995, is a joint-venture of Shanghai Zijiang Group Company, Ltd.; Techno Polymer Co., Ltd.; Japan Coloring Co., Ltd.; and ITOCHU Corporation. The company designs and manufactures colored resins, compounding and color concentrate and processes 14,000 tons of material and sells 100 million Yuan in products every year, 70 percent of which are exported to Japan, Hong Kong, Malaysia, and Indonesia.

Implementation of Shanghai Rainbow Color’s Ross Enterprise system was a joint effort of CDC Software and Japan-based Yokogawa Information Systems Corporation (YIC).

About Ross Enterprise for Chemicals

Ross Enterprise is CDC Software’s comprehensive suite of applications for chemicals manufacturers.  The suite of applications includes enterprise resource management (ERP), supply chain management (SCM), warehouse management, customer relationship management, real time performance management and business analytics.  Together, these systems address the unique challenges in the chemicals industries including the need for detailed product costing and profitability analysis, optimized forecasting and scheduling, efficient management of highly variable raw materials, improved order fulfillment and customer service, inventory optimization, and compliance with global and local regulations, such as the detailed product data needed for MSDS documentation.  Ross Enterprise is used worldwide by more than 1,200 companies including SI Group, Kluber Summit Industrial Products, Daicel Chemical, Sachem, Georgia Gulf, PTM Engineering Plastics Co, Ltd., Maruzen Petrochemical and Achilles USA. For more information, visit www.rossinc.com

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Ross ERP to address the needs of process manufacturers such as the ability improve operational efficiencies and drive cost savings and competitive advantage. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the process manufacturing industry; the continued ability of Ross’ solutions to address industry-specific requirements of companies in the process manufacturing industry; demand for and market acceptance of new and existing enterprise software and services; development of new functionalities which would allow process manufacturers to compete more effectively and changes in the type of information required to compete in the process manufacturing industry. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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